Exhibit 99.1

Arco Platform Limited

Consolidated financial statements

December 31, 2021

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	5	211,143	424,410
Financial investments	6	973,294	712,645
Trade receivables	7	593,263	415,282
Inventories	8	158,582	74,076
Recoverable taxes	9	38,811	19,304
Derivative financial assets	16	301	-
Related parties	10	4,571	9,970
Other assets		66,962	24,073
Total current assets		2,046,927	1,679,760

Non-current assets
Deferred income tax	24	321,223	236,903
Recoverable taxes	9	22,216	1,121
Financial investments	6	40,762	10,349
Derivative financial assets	16	560	-
Related parties	10	6,819	10,508
Other assets		57,534	22,239
Investments and interests in other entities	11	126,873	9,654
Property and equipment	12	73,885	26,087
Right-of-use assets	13	35,960	30,022
Intangible assets	14	3,257,360	2,549,637
Total non-current assets		3,943,192	2,896,520

Total assets		5,990,119	4,576,280

The accompanying notes are part of the consolidated financial statements.

	Notes	December 31, 2021	December 31, 2020
Liabilities
Current liabilities
Trade payables		103,292	40,925
Labor and social obligations	18	157,601	85,069
Taxes and contributions payable		7,953	9,676
Income taxes payable		37,775	44,731
Advances from customers		35,291	23,080
Lease liabilities	13	20,122	12,742
Loans and financing	15	228,448	107,706
Accounts payable to selling shareholders	17	799,553	656,014
Other liabilities		3,176	331
Total current liabilities		1,393,211	980,274

Non-current liabilities
Labor and social obligations	18	661	36,570
Lease liabilities	13	22,996	22,478
Loans and financing	15	1,602,879	203,413
Derivative financial liabilities	16	223,561	-
Provision for legal proceedings	28	1,398	1,366
Accounts payable to selling shareholders	17	869,233	1,130,501
Other liabilities		946	794
Total non-current liabilities		2,721,674	1,395,122
Total liabilities		4,114,885	2,375,396

Equity	19
Share capital		11	11
Capital reserve		2,203,857	2,200,645
Treasury shares		(180,775)	-
Share-based compensation reserve		90,813	80,817
Accumulated losses		(238,672)	(80,589)
Equity attributable to equity holders of the parent		1,875,234	2,200,884
Non-controlling interests		-	-
Total equity		1,875,234	2,200,884

Total liabilities and equity		5,990,119	4,576,280

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

	Notes	December 31, 2021	December 31, 2020	December 31, 2019
Net revenue	21	1,232,074	1,001,710	572,837
Cost of sales	22	(294,407)	(221,130)	(117,258)

Gross profit		937,667	780,580	455,579

Selling expenses	22	(496,298)	(372,269)	(199,780)
General and administrative expenses	22	(328,643)	(270,558)	(191,438)
Other income (expenses), net		16,673	(2,258)	(6,287)

Operating profit		129,399	135,495	58,074

Finance income	23	91,212	45,211	72,047
Finance costs	23	(372,086)	(142,013)	(170,855)
Finance result	23	(280,874)	(96,802)	(98,808)

Share of (loss) profit of equity-accounted investees	11	(22,182)	409	(1,800)

(Loss) profit before income taxes		(173,657)	39,102	(42,534)
Income taxes - income (expense)
Current		(65,609)	(87,379)	(46,850)
Deferred		81,183	65,057	79,953
	24	15,574	(22,322)	33,103

Net (loss) profit for the year		(158,083)	16,780	(9,431)

(Loss) Profit for the year attributable to
Equity holders of the parent		(158,083)	16,780	(9,431)
Non-controlling interests		-	-	-

Basic (loss) earnings per share - in Brazilian reais	20
Class A		(3,18)	0,30	(0,18)
Class B		(3,18)	0,30	(0,18)
Diluted (loss) earnings per share - in Brazilian reais	20
Class A		(3,18)	0,30	(0,18)
Class B		(3,18)	0,30	(0,18)

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy (IFRS 16)	-	-	-	(1,251)	(1,251)	-	(1,251)
Balances at January 1, 2019	10	1,089,505	67,350	(87,938)	1,068,927	(294)	1,068,633

Net loss for the year	-	-	-	(9,431)	(9,431)	-	(9,431)
Total comprehensive loss	-	-	-	(9,431)	(9,431)	-	(9,431)
Corporate reorganization	-	(36,624)	-	-	(36,624)	-	(36,624)
Tax benefit on tax deductible goodwill – reversion	-	(46,314)	-	-	(46,314)	-	(46,314)
Capital increase	1	13,829	-	-	13,830	-	13,830
Issuance of common shares in follow-on public offering	-	589,602	-	-	589,602	-	589,602
Share issuance costs	-	(18,223)	-	-	(18,223)	-	(18,223)
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan	-	-	33,043	-	33,043	-	33,043
Restricted stocks transferred	-	15,847	(15,847)	-	-	-	-

Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810	-	1,594,810

Net profit for the year	-	-	-	16,780	16,780	-	16,780
Total comprehensive income	-	-	-	16,780	16,780	-	16,780

Issuance of common shares in follow-on public offering	-	591,898	-	-	591,898	-	591,898
Share issuance costs	-	(16,291)	-	-	(16,291)	-	(16,291)
Restricted stock transferred	-	17,416	(17,416)	-	-	-	-
Shared-based compensation plan	-	-	13,687	-	13,687	-	13,687

Balances at December 31, 2020	11	2,200,645	80,817	(80,589)	2,200,884	-	2,200,884

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Net loss for the year	-	-	-	-	(158,083)	(158,083)
Total comprehensive loss	-	-		-	(158,083)	(158,083)
Share based compensation plan	-	-	-	33,184	-	33,184
Purchase of treasury shares	-	-	(200,751)	-	-	(200,751)
Investment shares transferred	-	16	1,877	(1,893)	-	-
Restricted stocks transferred	-	3,196	18,099	(21,295)	-	-

Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	December 31, 2021	December 31, 2020	December 31, 2019
Operating activities
Net (loss) profit before income taxes	(173,657)	39,102	(42,534)
Adjustments to reconcile net (loss) profit before income taxes to cash generated from operations
Depreciation and amortization	194,885	127,455	48,314
Inventory reserves	26,778	7,453	8,476
Allowance for doubtful accounts	26,610	34,684	17,392
Loss on sale/disposal of property and equipment and intangible	908	4,277	3,499
Fair value change in financial derivatives	37,291	(562)	(473)
Changes in accounts payable to selling shareholders	87,820	20,330	89,403
Share of loss (profit) of equity-accounted investees	22,182	(409)	1,800
Share-based compensation plan	70,127	36,333	33,043
Accrued interest on loans and financing	57,245	19,862	1,002
Interest accretion on acquisition liability	121,611	68,379	42,206
Income from financial investments	(25,930)	(13,388)	(45,797)
Interest on lease liabilities	4,795	3,036	1,489
Provision for legal proceedings	(149)	587	120
Provision for payroll taxes (restricted stock units)	235	(2,997)	8,333
Foreign exchange loss	1,772	(188)	555
Changes in fair value of step acquisitions	-	307	(3,708)
Gain on changes of interest of investment	(14,022)	-	(3,286)
Other financial cost/revenue, net	(1,276)	(2,315)	(2,362)
	437,225	341,946	157.472
Changes in assets and liabilities
Trade receivables	(184,472)	(108,087)	(136,407)
Inventories	(62,212)	(18,161)	(14,637)
Recoverable taxes	(39,199)	3,152	(8,494)
Other assets	(62,802)	(14,087)	(16,035)
Trade payables	52,915	3,886	8,455
Labor and social obligations	(6,640)	7,239	15,950
Taxes and contributions payable	(2,590)	1,147	1,951
Advances from customers	11,665	(2,981)	19,997
Other liabilities	(5,724)	(1,420)	(268)

Cash generated from operations	138,166	212,634	27,984

Income taxes paid	(72,564)	(95,053)	(34,747)
Interest paid on lease liabilities	(3,294)	(2,100)	(852)
Interest paid on investment acquisition	(13,700)	(187)	-
Interest paid on loans and financing	(20,275)	(13,423)	-
Payments for contingent consideration	(3,837)	(9,520)	-
Net cash flows generated from (used in) operating activities	24,496	92,351	(7,615)

Investing activities
Acquisition of property and equipment	(60,078)	(10,822)	(10,991)
Payment of investments and interests in other entities	(125,273)	(32,628)	(41,853)
Acquisition of subsidiaries, net of cash acquired	(795,905)	(204,286)	(798,885)
Payments of accounts payable to selling shareholders	(101,286)	-	-
Acquisition of intangible assets	(151,318)	(96,827)	(43,102)
(Purchase) maturity of financial investments	(265,132)	(130,113)	277,389
Loans to related parties	5,000	(5,000)	(14,000)
Net cash flows used in investing activities	(1,493,992)	(479,676)	(631,442)

Financing activities
Capital increase	-	-	13,830
Capital increase proceeds from public offering	-	591,898	589,602
Share issuance costs	-	(16,291)	(18,897)
Purchase of treasury shares	(200,751)	-	-
Payment of lease liabilities	(15,729)	(8,510)	(4,407)
Payment to owners to acquire entity’s shares	(193,954)	(1,733)	(928)
Financial derivatives	185,409	-	-
Loans and financing	1,490,065	200,912	97,011
Loans and financing costs	(21,582)	(3,629)	-
Net cash flows from financing activities	1,243,458	762,647	676,211

Foreign exchange effects on cash and cash equivalents	12,771	188	(555)

(Decrease) increase in cash and cash equivalents	(213,267)	375,510	36,599

Cash and cash equivalents at the beginning of the year	424,410	48,900	12,301
Cash and cash equivalents at the end of the year	211,143	424,410	48,900

(Decrease) increase in cash and cash equivalents	(213,267)	375,510	36,599

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018, whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of a corporate reorganization and initial public offering in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

Since 2015, the Company has been investing in technology and its printed methodology has evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have terms of validity ranging from one to five years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2022.

1.2	Significant events during the year

(a)	Internal restructurings

Change of corporate name of subsidiary

On April 19, 2021, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary PSD Educação S.A. was changed to Companhia Brasileira de Educação e Sistemas de Ensino S.A.

Corporate restructuring

On January 1,2021 the Company started a corporate reorganization through the incorporation of Arco Ventures S.A. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

On July 1, 2021, the Company continued the corporate reorganization through the incorporation of Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., and SAS Sistema de Ensino Ltda.e SAS Livrarias Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

On October 1, 2021, the Company completed the corporate reorganization for the year, through the incorporation of Nave à Vela Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

These restructurings seek an operational improvement and generation of income tax savings from the tax deductible amortization of acquired goodwill and identified intangibles arising from the purchase of Positivo.

All incorporated companies were under common control of Arco and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts. There were no tax effects resulting from the incorporation.

Cancelation of treasury shares

As of November 1, 2021, the Company had repurchased an aggregated amount of 1,172,991 Class A Common Shares under the Repurchase Program previously approved by the Board of Directors. On that date, the Company canceled 750,000 Treasury Shares with the approval of the Board of Directors.

(b)	Financial transactions

Issuance of debentures

In August 2021, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A., consisting of 900,000 debentures with a unitary value of R$1.00, in the total amount of R$ 900,000 (with transaction costs in the amount of R$ 8,550). The purpose of this issue is to pay the amount due on the COC and Dom Bosco acquisition. See Note 15 for further information.

Investment from Dragoneer and General Atlantic

On November 30, 2021, Arco signed agreements led by affiliates of Dragoneer Investment Group LLC (“Dragoneer”), which have committed to make a US$100 million strategic investment, and General Atlantic Partners (Bermuda) J, L.P. (“General Atlantic”), which has committed to make a US$50 million strategic investment, through the purchase of convertible senior notes, subject to customary closing conditions. The full amount committed was received by the Company on November 30, 2021. See Note 15 for further information.

Loan agreement

On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand with an interest rate of 2.452% p.a. Additionally, Geekie entered into swap contracts with the lender, swapping the original interest rate to CDI + 1.7208%, avoiding any exchange risk. See Note 15 for further information.

(c)	Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30.0% of the total capital stock for R$ 25,000.

On April 27, 2021, the Company invested R$ 33,195 in the entity and an additional R$ 53,523 on September 27,2021, in new rounds of investments. See Note 11 for further information.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo.

Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as to cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) in September 2021, and the transaction closing date occurred on October 1, 2021. as described in Note 4.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it had acquired 60% of the outstanding shares of Me Salva!, an entity founded in 2011 with an online educational solution to help students improve their ENEM scores and be admitted to the best universities in the country. The online solutions platform offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. The remaining 40% will be acquired from the non-controlling interests in 2025 based on the enterprise value (as defined in the sale purchase agreement) of Me Salva! as of December 31, 2024.

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources and strengthening Arco’s B2B2C winning factors with new digital capabilities. See Note 4 for further information.

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, Arco acquired a 23.43% interest in Tera for R$ 15,000 through the purchase of interest from minority shareholders and a capital increase.

Tera provides courses and training for professional and management development and additionally provides consulting services in project development, IT and marketing. See Note 11 for further information.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On April 22, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Eduqo, which provides educational services, acting specifically in the Learning Management System (LMS), for R$ 30,000, subject to price adjustments.

This transaction was approved by CADE in June 2021, and the transaction closing date occurred on July 1, 2021. See Notes 4 and 17 for further information.

Acquisition of Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Edupass, which provides educational services, acting specifically as an “education as a benefit” platform. The Company connects educational institutions with companies and professionals, and currently has more than 75,000 courses linked with corporate education benefits to help employees in their career development.

The transaction was closed for R$ 5,000, with an additional earn out of R$ 11,254 to be paid in 2024. See Notes 4 and 17 for further information.

(d)	Information related to Covid-19 pandemic

In January 2021, the COVID vaccine began to be applied in Brazil. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Currently the vaccine is available to all the adult population in Brazil and children above the age of 5 years old, and the vaccination campaign has maintained a rapid pace since its beginning.

After the holiday celebrations at the end of 2021, there was an increase in the number of COVID-19 cases in Brazil. During January 2022, state and municipal governments took restrictive measures to contain a possible new wave of the virus. These measures have been relaxed as the number of cases decreased compared to the beginning of the year.

Currently, the Country presents an optimistic scenario and is believed to be closer to the end of the pandemic, since on average 90% of the Brazilian population over 18 years of age are vaccinated with at least the first dose, and about 70% of this target audience are fully vaccinated according to information from Brazilian health authorities.

The initial restrictive measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, education was included in the essential activities list by some states in 2021, allowing private schools to conduct classes applying a hybrid model, with on-site and remote classes. The resumption of Brazilian economic activity is occurring in stages, with restrictions over some activities being gradually lifted, including restrictions for the education sector, in accordance with specific health and safety protocols. In person classes are returning but is occurring differently in each Brazilian state, according to their particular circumstances.

Notwithstanding the above, the Company did not suspend its activities and, despite the gradual lifting of the restrictions by the authorities, most of its workforce continues to work remotely from home, except for part of the Company’s administrative and distribution centers’ teams that are working on-site, in accordance with health and safety protocols and social distancing guidelines. The Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and facilitating the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support partner schools, since the beginning of the pandemic, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning, while complying with social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of the Company’s employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The Company’s content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to their calendar for the year, enabling the Company to recognize revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s main suppliers did not raise any issues related to their ability to fulfill scheduled shipments or indicated the need to incur in any significant additional expenses.

As a result, as of December 31, 2021, the following events and transactions occurred during the period:

•	The Company incurred additional expenses of R$ 2,071 during the year ended December 31, 2021, related to health care in food and emotional health programs offered to the Company’s employees.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

•	The Company obtained rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful lives and residual values of properties and equipment. For the year ended December 31, 2021, the discount obtained was R$ 273.

•	The Company’s revenue for the school year ended September 30, 2021, was 9% below the ACV booking for the school year period starting in October of the previous year to September of the current year.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry in Brazil or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	An adverse change in the fair value of financial instruments recognized on the Company’s books.

•	The need for renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, derivative financial instruments and contingent consideration from business combinations that have been measured at fair value.

Arco is a holding company and considers the currency of the local environment of the operational companies in Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue.

Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousands, except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period.

2.2	Basis of consolidation and investments in associates

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments in associates as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

The table below is a list of the Company’s subsidiaries and investments:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2021	2020	2019
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0%	-	-
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda (a).	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda. (a)	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
SAS Sistema de Ensino Ltda. (a)	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
Arco Ventures S.A. (a)	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
SAS Livrarias Ltda. (a)	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
Nave à Vela Ltda. (a)	Educational content	Brazil	Subsidiary	-	51.0%	51.0%
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	100.0%
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Subsidiary	57.4%	56.0%	37.5%
Studos Software Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
Escola da Inteligência Cursos Educacionais Ltda.	Educational content	Brazil	Subsidiary	60.0%	60.0%	-
Me Salva! Cursos e Consultorias S/A.	Educational content	Brazil	Subsidiary	60.0%	-	-
Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A.	Educational content	Brazil	Subsidiary	100.0%	-	-
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational content	Brazil	Subsidiary	100.0%	-	-
P2D Educação Ltda.	Educational content	Brazil	Subsidiary	100.0%	-	-
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	11.0%	14.5%	-
INCO Limited	Collection services	Cayman Islands	Investee	26.1%	-	-
Tera Treinamentos Profissionais Ltda	Educational content	Brazil	Investee	23.4%	-	-

(a)	During the year the entity was incorporated by Companhia Brasileira de Educação e Sistemas de Ensino S.A. as described in Note 1.2 (a).

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.. Assets, liabilities, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases control of the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, and any resulting gain or loss is recognized in profit or loss.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and financial position, respectively.

2.3	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income (loss) in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each segment that is expected to benefit from the combination.

Where goodwill has been allocated to a segment and part of the operation within that segment is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the segment unit retained.

The current Brazilian tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a corporate reorganization occurs after acquisition by the Company (i.e. when the Company merges or spins off the businesses acquired). Until such action occurs, the tax and accounting bases of the net assets acquired are the same as of the acquisition date and no deferred tax effects are recognized.

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 24.a) to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods.

b) Investment in associates and joint venture

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of income (loss) reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.

Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of income (loss) outside operating profit and represents profit or loss after tax of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit (loss) of equity-accounted investees in the statement of income (loss).

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve-months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve-months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve-months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve-months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d) Fair value measurement

The Company measures certain financial instruments such as, financial assets, financial investments, derivatives and financial liabilities at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either.

•	in the principal market for the asset or liability; or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above. See Note 26 for further information.

e) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

f) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (OCI), it should give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. There are no financial assets designated as fair value through OCI.

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include trade receivables and certain financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions - Note 3

•	Trade receivables, including contract assets - Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 360 days past due. Management considers this period of maturity to be adequate considering the Company's business model and the historical customer's payment since the contracts are signed annually and during this period the Company can negotiate the payment of the security reducing the credit risk. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

g) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and borrowings, financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost (loans and borrowings)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income (loss).

h) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

i) Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments such as put options from investments and forward currency swaps to protect its exposure to foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result.

j) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash in banks and on hand and short-term highly liquid financial investments with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

k) Inventories

Inventories are measured at the lower of cost or net realizable value. The costs of inventories are based on the average cost method and include costs incurred on the purchase of inventories, editorial production costs and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

Educational content in progress is considered as inventories in progress and comprises the costs incurred to produce educational content. This amount is measured based on the allocation of hours incurred by editorial production employees in the preparation of educational content.

The inventory reserve for educational material is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational materials from prior collections which are no longer used for sale and educational materials which the Company expects will not be sold based on the actual sales. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in stock.

l) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20%
Facilities	10%
Leasehold improvements	20% to 33%

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss) when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

m) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, as follows:

Buildings	1 to 4 years
Equipment	1 to 4 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

n) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the statement of income (loss) as incurred. After initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Costs associated with maintaining internally developed software are recognized as an expense as incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income (loss) in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss).

o) Impairment of non-financial asset

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions - Note 3

•	Property and equipment - Note 12

•	Intangible assets - Note 14

•	Goodwill and intangible assets with indefinite lives - Note 14

The Company assesses annually whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income (loss).

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. An operating segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each operating segment level. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

p) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income (loss) net of any reimbursement, when applicable.

q) Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized, and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a dividend of the profit for the year in accordance with the Company’s Articles of Association or is approved by the shareholders. A corresponding amount is recognized directly in equity.

r) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

s) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based compensation, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The expenses of equity-settled transactions are determined by the fair value at the date when the grant is made using an appropriate valuation model. That expense is recognized in general and administrative expenses, together with a corresponding increase in equity (share-based compensation reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income (loss) for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using a Black & Scholes model. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

t) Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled, i.e., at the moment it delivers the content to private schools in printed and digital format when the Company fulfills its performance obligation, and the revenue from these contracts is recognized at a point of time.

Revenue is driven by the number of students enrolled in each school and is based on a value negotiated with each contract through the conditions contained in the terms of sales. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

Printed content

The Company provides printed content capable of delivering the entire K-12 curriculum. The Company also provides digital content, including its features, and in this case, for the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. In this context, the digital content and related features are an evolution from a totally printed methodology to a broader approach and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

Digital content

The Company has been investing in technology and has solutions provided only in digital content due to the evolution to an educational platform capable of delivering entire K-12 curriculum content in a digital format and it includes video lessons, online homework and assessments for the purpose of supporting the digital content.

The Company generates substantially all its revenue from contracts that have an average term from one to five years, pursuant to which the Company provides educational content in printed and digital format to private schools. The Company’s revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the return conditions in the following paragraph are met.

Revenue recognition of digital content only consists in providing the digital content to the class/year to the school that will provide that to the students. The Company recognizes the revenue at a point of time, when the content is available to the students.

Pursuant to the terms of the contracts with the schools, they are required, by the end of November of each year, to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. A right of return asset (and corresponding adjustment to cost of sales) is also recognized for the right to recover the goods from the customer.

The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Company updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.

The Company may enter contracts with another party in addition to our customer. In making the determination as to whether revenue should be recognized on a gross or net basis, the contract with the customer is analyzed to understand which party controls the relevant good or service prior to transferring to the customer. This judgement is informed by facts and circumstances of the contract in determining whether the Company has promised to provide the specified good or service or whether the Company is arranging for the transfer of the specified good or service, including which party is responsible for fulfilment, has discretion to set the price to the customer and is responsible for inventory risk. On certain contracts, where the Company acts as an agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Revenue from services

The Company provides services related to school management for private schools and students, and technological solutions for communicating with students' parents and a learning platform for students and teachers, which are delivered through monthly software licenses. Revenue from contracts with customers is recognized when the control of services is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled for the exchange of services, that is, when it releases the license to use services. software for private schools.

The Company generates subscription revenue from the sale of user licenses, in which customers can use the services of online school management software. The services are sold directly to schools that bundle the subscription with their own services provided to end customers. The Company fulfills its performance obligation, and the revenue from these services is recognized on a straight-line basis during the subscription period.

Subscription revenue is driven by the number of students enrolled in each customer and is based on a value negotiated with each subscriber through the conditions contained in the terms of use.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR) method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income (loss).

Cost to obtain a contract

The Company incurs costs to obtain each sales contract and recognizes as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

u) Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The current Brazilian legislation allows the amortization of goodwill in at least 5 years, for tax purposes, in cases of merger, spin-off or incorporation. Thus, it is possible to have a tax benefit from goodwill in the incorporation, since it has been generated in the acquisition of interests from third parties.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

v) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.4 Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which became effective for annual periods beginning on or after 1 January 2021 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component;

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021.

This amendment had an impact of R$ 273 on the consolidated financial statements of the Company due to the discounts obtained.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•	IFRS 17 Insurance Contracts

3	Significant accounting judgements, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management - Note 27

•	Financial instruments risk management – Notes 26 and 27

•	Sensitivity analyses disclosures - Note 27

Estimates and assumptions

The key assumptions about the future and other key sources of estimation uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segment is the cash generating unit. These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 14.

Inventory reserve

The Company recognizes a provision for disposal of inventory considering materials from previous collections not sold and a prospective model to estimate the forecast of obsolescence of products from current collections. The applied model considers the historical data of non-realization of products to obtain the expected loss percentages. Any significant changes between the observed losses compared to the historical loss pattern impact the expected loss percentages estimated by the Company. See Note 8 for further information.

Provision for expected credit losses of trade receivables and contract assets

The Company uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for customer. The provision matrix is initially based on the Company’s historical observed default rates. The Company calibrates the matrix to adjust the historical credit loss experience with forward-looking information.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables and contract assets is disclosed in Note 7.

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 18.b).

Taxes

Deferred tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Company has R$ 12,902 (2020: R$ 4,380) of unrecognized unused tax loss carryforwards as of December 31, 2021 related to subsidiaries that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24 for further information.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 26 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor (see Notes 6 and 26 for additional information).

4	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2021
	Me Salva!	Eduqo	Edupass	P2D
Assets
Cash and cash and equivalents	10,562	1,112	362	24,136
Trade receivables	2,010	300	23	17,786
Inventories	80	-	-	23,348
Recoverable taxes	7	50	-	1,175
Deferred taxes	-	-	-	3,137
Advance to employees	-	-	-	109
Other assets	160	4	102	2,622
Property and equipment	145	74	-	319
Right-of-use assets	112	270	-	-
Intangible assets	12,022	9,097	3,702	168,187
	25,098	10,907	4,189	240,819
Liabilities
Trade payables	614	77	56	8,738
Labor and social obligations	296	232	42	5,205
Taxes and contributions payable	211	657	519	65
Leases	112	270	-	-
Loans and financing	91	119	-	-
Advances from customers	322	-	22	202
Other liabilities	2,263	4	-	6,113
	3,909	1,359	639	20,323
Net identifiable assets acquired at fair value	21,189	9,548	3,550	220,496

Goodwill arising on acquisition	28,326	22,422	11,679	560,075
Purchase consideration	49,515	31,970	15,229	780,571
Cash paid	15,779	15,097	2,000	788,985
Capital contribution	10,000	-	-	-
Accounts payables to selling shareholders arising from acquisition (Note 17)	22,196	16,076	13,229	-
Retained payments	1,324	-	-	-
Price adjustment	217	797	-	(8,414)
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(486)	(390)	(191)	(13,629)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,433)	(13,985)	(1,638)	(764,849)

	2020
	WPensar	Studos	Geekie	EI
Assets
Cash and cash and equivalents	378	191	7,796	14,492
Trade receivables	75	126	1,120	11,129
Inventories	-	-	8,333	4,419
Recoverable taxes	108	-	524	-
Deferred taxes	-	-	15,098	-
Advance to employees	-	-	-	11,484
Other assets	1	-	710	697
Property and equipment	172	39	2,592	843
Right-of-use assets	-	-	292	2,418
Intangible assets	6,192	5,996	36,328	238,825
	6,926	6,352	72,793	284,307
Liabilities
Trade payables	47	18	823	1,709
Labor and social obligations	385	79	21,584	3,097
Taxes and contributions payable	152	56	677	-
Income taxes payable	8	-	-	-
Leases	-	-	292	2,418
Loans and financing	-	-	8,836	-
Loans with related parties	1,285	-	10,885	-
Provision for legal proceedings	-	-	-	599
Advances from customers	100	27	269	-
Other liabilities	35	10	-	166
	2,012	190	43,366	7,989
Total identifiable net assets at fair value	4,914	6,162	29,427	275,684
Goodwill arising on acquisition	18,994	13,371	158,552	219,715
Purchase consideration transferred	23,908	19,533	187,979	496,033
Cash paid	14,345	8,298	4,500	200,000
Forward contract of non-controlling interest at acquisition	-	-	115,222	291,413
Retained payments	3,586	11,235	-	-
Price adjustment	-	-	-	4,620
Fair value of previously held interest in a step acquisition	5,977	-	68,257	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(115)	(275)	(762)	(6,510)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(13,967)	(8,107)	3,296	(185,508)

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

(a)	Me Salva! Cursos e Consultorias S/A (“Me Salva!”)

On March 10, 2021, the Company acquired control of Me Salva!, by acquiring 60.0% of the outstanding shares on the acquisition date.

The purchase consideration transferred was R$ 49,515, comprised of:

For acquisition of 60%: (i) R$ 15,779 related to cash consideration paid on the acquisition date; (ii) R$ 10,000 capital contribution paid on the acquisition date; (iii) R$ 1,324 retained for the period of 5 years for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement, which will be released in five annual installments; and (iv) R$ 217 determined as an "acquisition price adjustment.

For acquisition of remaining 40%: (i) R$ 22,196, representing the present value of the amount that will be paid in March 2025. Because the price is not fixed, the Company considers the payment as contingent consideration and the financial liability is measured at FVPL and no non-controlling interest has been recognized.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 28,326 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Me Salva! with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 486 were expensed and are included in general and administrative expenses as of December 31, 2021.

(b)	Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On July 1, 2021, the Company acquired control of Eduqo, by acquiring 100% of the outstanding shares on the acquisition date.

Eduqo provides educational services, acting specifically in the Learning Management System (LMS) segment.

The purchase consideration transferred was R$ 31,970, comprised of: (i) R$ 15,097 cash consideration paid on the acquisition date; (ii) R$ 16,076 related to seller financing, representing the present value of fixed price that will be paid in two installments on each anniversary date of the transaction, and (iii) of R$ 797 determined as an acquisition price adjustment. See Note 17 for further information.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 22,422 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Eduqo with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 390 were expensed and are included in general and administrative expenses as of December 31, 2021.

(c)	Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company acquired control of Edupass, by acquiring 100% of the outstanding shares on the acquisition date.

Edupass connects education institutions with companies and professionals, helping employees in their career development.

The purchase consideration was R$ 15,229, comprised of: (i) R$ 2,000 cash consideration paid on the acquisition date; (ii) R$ 1,975 related to seller financing which will be paid in two installments on each anniversary of the transaction; and (iii) an additional earn-out of R$ 11,254, representing the present value of the amount that will be paid in 2024. Because the R$ 11,254 is not a fixed price but subject to a formula, the Company considers the payment as contingent consideration and the liability is measured at FVPL.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 11,679 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 191 were expensed and are included in general and administrative expenses as of December 31, 2021.

(d)	P2D Educação Ltda. (“P2D”)

On March 6, 2021, the Company announced that it entered into a definitive agreement to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

On October 1, 2021, Arco concluded the acquisition of 100% of the capital stock of P2D.

The purchase consideration was R$ 780,571, comprised of: (i) R$ 788,985 cash consideration paid on the acquisition date; and (ii) R$ 8,414 of price adjustments calculated after the acquisition, to be paid by Pearson, reducing the acquisition price. The price adjustment is under discussion between both parties and its payment is more likely to occur in the first semester of 2022.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals. After the preliminary antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on September 30, 2021, Arco closed the acquisition of P2D on October 1, 2021, becoming a subsidiary of Company.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 560,075 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Core operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 13,629 were expensed and are included in general and administrative expenses as of December 31, 2021.

(e)	WPensar S.A. (“WPensar”)

WPensar is a company engaged in the development and licensing of software, related to school management systems.

The Company bought, as a first step, a 25.0% stake in the entity in April 2015 for R$ 5,000, of which R$ 4,777 related to the consideration transferred as capital contribution and R$ 223 to the initial recognition of asymmetrical put and call options. Pursuant to the investment and share purchase agreement for the acquisition of WPensar, Arco purchased the remaining 75.0% on September 21, 2020.

The purchase consideration transferred was R$ 23,908, consisting of R$ 14,345 paid at the acquisition date, R$ 3,586 retained until September 30, 2021 as a guarantee for any losses and R$ 5,977 regarding the fair value of the previously held interest. At the date of acquisition, the carrying amount of the investment previously held interest was R$ 2,729, resulting in a gain in step acquisition of R$ 3,248. The amount will be released in a single installment, adjusted by Interbank certificates of deposit (CDI). On the due date, if there are no losses, the amount will be paid to the selling shareholders.

The Company did not recognize any deferred taxes related to the business combination because the tax basis and accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill acquired on the acquisition was R$ 18,994 and is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of WPensar with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 115 were expensed and are included in general and administrative expenses on December 31, 2020.

(f)	Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired control of Studos, by acquiring 100% of the outstanding ordinary shares and voting interests.

Studos is a platform that contributes to enrich students’ learning and optimize teachers' time, in addition to providing simplified management for coordinators.

The purchase consideration transferred was R$ 19,533. The amount of R$ 8,298 was paid on the acquisition date and R$ 11,235 has been retained for the period of 2 years and is conditioned to the performance of the entity. The amount will be released in two annual installments.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 13,371 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Studos with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 275 were expensed and are included in general and administrative expenses on December 31, 2020.

(g)	Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

Geekie Desenvolvimento de Software S.A. is an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers.

In December 2016, the Company acquired a 6.54% interest in Geekie, Based on the agreement signed by Geekie’s shareholders, the Company exercised significant influence over the investment, as the Company: (i) had representation on the board of directors; (ii) participated in strategic decision making regarding all relevant matters; (iii) approved all products launched by Geekie; and (iv) provided essential technical information (Geekie's products are based on the Company’s educational content). At that date, the Company entered into an agreement through which it had a call option, and the sellers had a put option over the remaining shares. The price would be determined by the greater of the multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt; or 10 times Geekie´s EBITDA for 2021, less net debt. The put option could be exercised between the period beginning on May 1, 2022, through May 31, 2022. Call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value was recognized as finance income (costs) in the statement of income (loss).

The amount to acquire the 6.54% interest of R$ 8,000 was paid in January 2017, of which R$ 4,000 was a capital contribution and R$ 4,000 was paid to the selling shareholders.

The Company agreed with the selling shareholders that if in June 2018 the cash and cash equivalents of Geekie were lower than a threshold of R$ 5,000, the Company would have to subscribe capital in the amount of R$ 2,000.

On July 2, 2018, the extraordinary shareholders' meeting authorized the acquisition of an additional 1.51% interest in the equity of Geekie, increasing the Company's share from 6.54% to 8.05% through a capital increase of R$ 2,000. The capital increase was fully paid on July 3, 2018. The additional investment did not change the Company's influence in Geekie and had the purpose to support Geekie’s working capital needs.

On September 20, 2019, Arco acquired an additional 0.96% interest in the share capital of Geekie through a capital increase of R$1,218 increasing the Company’s total interest to 9.01%. On October 14, 2019, Arco acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2,500 increasing its total interest to 10.92%. In addition, on October 25, 2019, Arco acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for R$21,892 increasing its total interest to 29.36%. On November 15, 2019, Arco acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2,000 increasing its total interest to 30.53%. In December 2019, Arco acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$ 4,282 and the purchase of minority shareholders for R$ 5,761 increasing its total interest to 37.53% as of December 31, 2019. On March 4, 2020, Arco acquired an additional 10.51% interest in the share capital of Geekie through the purchase of shares from minority shareholders in the amount of R$12.676, increasing its total interest to 48.04%. On July 06, 2020, Arco acquired an additional 4.62% interest in Geekie’s share capital from minority shareholders for R$5,782, increasing its total interest to 52.67%. Notwithstanding this acquisition, at that date, based on the existing shareholders ‘agreement the Company did not control Geekie. On September 21, 2020, Arco acquired a 1.76% interest in the share capital of Geekie through a capital increase of R$4,500 increasing its total interest to 54.43%. On November 11, 2020, Arco acquired an additional 1.64% interest in Geekie’s share capital through a capital increase of R$4,500 increasing its total interest to 56.06%.

On November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie. With the change in the composition of the Board of Directors the Company has power to decide on Geekie's operations. The financial statements of Geekie were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

The shareholders entered a firm commitment on the 42,58% of the remaining interest held by the non-controlling shareholders exercisable until January 2023, because the terms are non-cancelable in any way.

The terms of the firm commitment were assessed to determine as to whether they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the firm commitment contract.

The Company accounted for the firm commitment under the anticipated-acquisition method, and the non-controlling interest subject to that is deemed to have been acquired at the date of acquisition of the control. Accordingly, upon obtaining control, the Company also consolidated the interest currently legally held by the non-controlling shareholder and recognized a financial liability that will be eventually settled when the non-cancelable firm commitment option is exercised.

The financial liability was recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the firm commitment discounted to present value using an estimated interest rate of 13.15%. Any dividends payable to non-controlling shareholder will recorded as interest expense.

The purchase consideration transferred amounted to R$ 187,979, comprised of: (i) cash consideration in the amount of R$ 4,500 through capital contribution paid on the same month of acquisition; (ii) R$ 115,222 regarding a forward contract and (iii) R$ 68,257 regarding a fair value of previously held interest in a step acquisition.

At the date of acquisition, the carrying amount of the investment previously held interest was R$ 71,812, resulting in a loss in step acquisition of R$ 3,555. The exercise price is variable and conditioned to the performance of the entity and is based on multiples of 2022 ACV book value and revenue as described in Note 17.i).

Goodwill

The goodwill recorded on the acquisition was R$ 158,552 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Core operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Geekie with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 762 were expensed and are included in general and administrative expenses on December 31, 2020.

(h)	Escola da Inteligência Cursos Educacionais Ltda. (“EI” or “Escola da Inteligência”)

On August 28, 2020, the Company announced that it entered into a definitive agreement to acquire Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil.

This transaction broadens Arco’s supplemental market presence by adding a strong brand to its portfolio. Arco believes there is a favorable market trend for SEL, pushed forward by the COVID-19 pandemic, and that EI is well positioned to capture this demand outside and within Arco’s school base.

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of the transaction, Arco will acquire 100% of EI’s shares for R$ 496,034, of which R$200,000 was paid at closing, the amount of R$ 88,000 was paid in the second quarter of 2021, concluding the first stage of acquisition corresponding to 60% of EI’s shares. The remaining 40% of EI’s shares is estimated in R$ 208,150, subject to adjustments related to multiples of 2023 ACV book value plus cash generation multiplied by 40%. The amount will be paid in the second quarter of 2023.

The amount of R$ 4,620 was determined as an "acquisition price adjustment", which was calculated based on the difference between net debt less the working capital and was paid to the selling shareholders in April 30,2021.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals. After the preliminary antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on November 13, 2020, Arco closed the acquisition of EI on December 2, 2020, becoming a subsidiary of Company.

Goodwill

The goodwill recorded on the acquisition was R$ 219,715 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Escola da Inteligência with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 6,510 were expensed and are included in general and administrative expenses on December 31, 2020.

(i)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Entity	Asset acquired	Valuation technique
Me Salva!	Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets

Eduqo
Edupass
P2D
WPensar
Studos
Escola da Inteligência

Me Salva!	Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Eduqo
Edupass
P2D
WPensar
Studos
Escola da Inteligência

Me Salva!	Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Edupass
P2D
Geekie
Escola da Inteligência

Me Salva!	Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Eduqo
Edupass
WPensar

Me Salva! Eduqo P2D	Educational platform	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Studos Escola da Inteligência	Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

(j)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	December 31, 2021
	Me Salva!	Eduqo	Edupass	P2D
Total net revenue	6,929	2,511	434	38,081
Net income (loss) before income taxes	(4,961)	988	(505)	7,497

	2020
	WPensar	Studos	Geekie	EI
Total net revenue	1,126	282	18,497	14,779
Net income (loss) before income taxes	(89)	(249)	(11,035)	10,429

Total revenue and income (loss) before income taxes for the Company are presented below assuming the acquisitions had occurred at the beginning of the year:

	2021	2020
Total net revenue	1,271,921	1,078,831
Net income (loss) before income taxes	(185,101)	32,208

This additional financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

5	Cash and cash equivalents

	2021	2020
Cash and bank deposits	20,085	7,536
Bank deposits in foreign currency (a)	154	28,327
Cash equivalents (b)	190,904	388,547
	211,143	424,410

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions. As of December 31, 2021, the average interest on these CDBs was equivalent to 90.4% (December 31, 2020: 95.4%) of the Interbank Certificates of Deposit (“CDI”). The average CDI rate during the year ended December 31, 2021 was 4,39% (December 31, 2020: 2,76%) These financial investments are available for immediate use and have insignificant risk of changes in value.

6	Financial investments

	2021	2020
Financial investments (a)	1,013,550	721,935
Financial investments in foreign currency	-	542
Other	506	517
	1,014,056	722,994
Current	973,294	712,645
Non-current	40,762	10,349

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications, managed by highly credit-rated financial institutions. As of December 31, 2021, the average interest on these investments is equivalent to 101.7% (2020: 101.3%) of the CDI. The average CDI rate during the year ended December 31, 2021 was 4,39% (December 31, 2020: 2,76%).

7	Trade receivables

	2021	2020
From sales of educational content	676,787	475,507
From related parties (Note 10)	3,608	3,209
	680,395	478,716
(-) Allowance for doubtful accounts	(87,132)	(63,434)
	593,263	415,282

As of December 31, 2021 and 2020, the aging of trade receivables was as follows:

	2021	2020
Neither past due nor impaired	567,490	360,737
Past due	112,905	117,979
1 to 60 days	15,383	26,206
61 to 90 days	8,403	9,973
91 to 120 days	10,347	10,528
121 to 180 days	16,284	18,887
More than 180 days	62,488	52,385
	680,395	478,716

The Company reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles, and assessment of forward-looking risk factors. Management believes all the remaining receivable balances are fully recoverable.

The movement in the allowance for doubtful accounts for the years ended December 31, 2021, 2020 and 2019, was as follows:

	2021	2020	2019
Balance at beginning of the year	(63,434)	(30,051)	(13,419)
Additions	(26,610)	(34,684)	(17,392)
Receivables written off during the period as uncollectible	2,912	1,301	760
Balance at end of year	(87,132)	(63,434)	(30,051)

8	Inventories

	2021	2020
Educational content	75,778	30,167
Educational content in progress (a)	71,314	37,276
Consumables and supplies	2,128	1,198
Inventories held by third parties	9,362	5,435
	158,582	74,076

(a)	Costs being incurred to produce educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

The increase in 2021 balances is mainly related to:

•	Change in the supply contract at our subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. While the previous contract provided for production in accordance with the Company's demand level (just in time), the current contract provides that the production of goods in accordance with the demand for materials for the entire next quarter; and

•	Increase from inventories of companies acquired in 2021.

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2021, 2020 and 2019 was as follows:

	2021	2020	2019
Balance at beginning of the year	(7,510)	(6,517)	(4,403)
Inventory reserve	(26,778)	(7,453)	(8,476)
Write-off of inventories against reserve	8,573	6,460	6,362
Balance at end of year	(25,715)	(7,510)	(6,517)

9	Recoverable taxes

	2021	2020
Withholding Income Tax (IRRF) on financial investments (a)	3,079	2,027
Recoverable IRPJ and CSLL	11,400	8,573
Recoverable PIS and COFINS	44,097	7,250
Other recoverable taxes	2,451	2,575
	61,027	20,425
Current	38,811	19,304
Non-current	22,216	1,121

(a)	Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2021	2020
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	3,546	3,209
OISA Tecnologia e Serviços Ltda. (g)	62	-
	3,608	3,209
Other assets
Arco Instituto de Educação (b)	1,373	-
	1,373	-
Loans to related parties
Minority shareholders - Geekie (c)	4,571	4,361
OISA Tecnologia e Serviços Ltda. (d)	-	5,018
Minority shareholders - EI (e)	6,750	11,099
Former shareholders - Eduqo (f)	4	-
Former shareholders - Edupass (f)	65	-
	11,390	20,478
Current	4,571	9,970
Non-current	6,819	10,508

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	9	150
	9	150
Other liabilities
OISA Tecnologia e Serviços Ltda. (g)	258	469
	258	469

	2021	2020	2019
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,831	7,230	8,805
OISA Tecnologia e Serviços Ltda. (g)	226	4	-
	9,057	7,234	8,805
Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	-	(1)	(8)

Finance income
WPensar S.A.	-	30	72
Minority shareholders - Geekie(c)	210	453	813
OISA Tecnologia e Serviços Ltda. (d)	19	18	-
Minority shareholders - EI (e)	336	18	-
	565	519	885

(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment term is under negotiation between the parties.

(c)	On January 17, 2019, the Company loaned R$ 4,000 to the current minority shareholders of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the year ended December 31, 2021, the Company recognized R$ 210 of interest income. The transaction was intended to support Geekie’s working capital needs.

(d)	On October 23, 2020, the Company loaned R$ 5,000 to OISA Tecnologia e Serviços Ltda. (“ISAAC”), an affiliate of the Company, at that date, and which a member of its key management personnel was a Director of the Company until October 9, 2020. The entity is developing a project to assist schools in financial and administrative management. The amount was paid in February 2021 and the Company recognized R$ 19 of interest income.

(e)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the year, the Company recognized R$ 336 of interest income.

(f)	Amount due from former shareholders of Eduqo and Edupass, which the payment is under negotiation between the parties. The amounts are not subject to financial charges.

(g)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of December 31, 2021, the amount to be transferred to OISA is R$ 258, the amount of receivables from services is R$ 62 and during the year the recognized revenue from financial intermediation was R$ 226.

Key management personnel compensation

Key management personnel compensation comprised the following:

	2021	2020	2019
Short-term employee benefits	60,845	39,628	13,732
Restricted stock units	51,231	48,852	66,429
	112,076	88,480	80,161

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 18.b).

11	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, resulting in an 11.1% interest in the fund due to the dilution of its interest. On August 12, 2021, Bewater had a new round of investments, in which the Company acquired an additional 16 class B quotas, resulting in an 11.0% interest in the fund.

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested R$ 33,195, and an additional R$ 52,035 on September 27, 2021, and now holds an 26.09% interest due to the dilution of its interest.

As of December 31, 2021, the Company had a gain of R$ 14,022 resulting from the dilution of its interest in INCO’s equity. This amount is recognized in Other income (expenses) in profit and loss.

Based on the signed agreement, the Company does not have control of INCO but exercises significant influence over the entity since it is one member of INCO’s Board of Directors.

Tera Treinamentos Profissionais Ltda (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills, according to which 8,234 shares were acquired, equivalent to 23,43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significant influence over the entity.

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

				2021	2020
	INCO	TERA	Bewater	Total	Total
At beginning of the year	-	-	9,654	9,654	48,574
Capital contributions	110,230	15,000	43	125,273	14,170
Acquisition from a minority shareholder	-	-	-	-	18,458
Fair value on investment	-	-	106	106	(16)
Gain of changes in ownership	14,022	-	-	14,022	-
Share of loss of equity-accounted investees	(21,831)	(351)	-	(22,182)	409
Consolidation on the acquisition of control	-	-	-	-	(71,941)
At end of the year	102,421	14,649	9,803	126,873	9,654

Percentage of ownership	26.09%	23.43%	11.03%

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total
Cost
As of December 31, 2019	1,257	121	2,353	7,272	80	10,034	7,234	28,351
Additions	146	-	1,365	4,612	38	4,239	422	10,822
Disposals	(37)	-	(114)	(1,289)	-	-	(934)	(2,374)
Business combination	625	186	325	2,300	5	205	-	3,646
As of December 31, 2020	1,991	307	3,929	12,895	123	14,478	6,722	40,445
Additions	453	-	759	56,290	112	1,381	1,083	60,078
Disposals	(67)	-	(222)	(432)	-	-	(415)	(1,136)
Business combination	10	-	65	413	-	50	-	538
As of December 31, 2021	2,387	307	4,531	69,166	235	15,909	7,390	99,925

Depreciation
As of December 31, 2019	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)
Depreciation charge for the period	(136)	(26)	(327)	(2,279)	(9)	(2,391)	(2,284)	(7,452)
Depreciation of disposals	104	-	-	13	-	-	-	117
As of December 31, 2020	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)
Depreciation charge for the period	(391)	(72)	(478)	(4,529)	(16)	(4,419)	(2,021)	(11,926)
Depreciation of disposals	32	-	26	185	1	-	-	244
As of December 31, 2021	(612)	(198)	(1,158)	(8,005)	(50)	(9,035)	(6,982)	(26,040)

Net book value
As of December 31, 2019	1,036	21	1,974	5,877	54	7,809	4,557	21,328
As of December 31, 2020	1,738	181	3,223	9,234	88	9,862	1,761	26,087
As of December 31, 2021	1,775	109	3,373	61,161	185	6,874	408	73,885

The increase in the year ended December 31, 2021, is mainly due to purchase of IT equipment for subsidiary Geekie.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2021, 2020 and 2019.

13	Leases

The balance sheet shows the following amounts relating to leases:

	2021	2020
Right-of-use assets
Properties	35,221	29,938
Machinery and equipment	739	84
	35,960	30,022

	2021	2020
Lease liabilities
Current	20,122	12,742
Non-current	22,996	22,478
	43,118	35,220

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets – Properties	Lease Liabilities
As at January 1, 2020	21,631	25,857
Additions	12,391	12,391
Disposal	(253)	(244)
Lease modification (a)	2,080	2,080
Depreciation expense	(8,537)	-
Business combination	2,710	2,710
Interest expense	-	3,036
Payments of lease liabilities	-	(8,160)
Discounts on leases	-	(350)
Interest paid	-	(2,100)
As at December 31, 2020	30,022	35,220
Additions	22,146	22,146
Disposal	(334)	(329)
Lease modification (a)	200	200
Depreciation expense	(16,456)	-
Business combination	382	382
Interest expense	-	4,795
Payments of lease liabilities	-	(15,729)
Discounts on leases	-	(273)
Interest paid	-	(3,294)
As at December 31, 2021	35,960	43,118

Average annual depreciation rate 2020	27.5%
Average annual depreciation rate 2021	29,4%

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into fiduciary agreements with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due in the lease agreements of the São Paulo office. This financial agreement bears interest at the rate of 1.95% per annum. The lease payments are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,673 for the year ended December 31, 2021 (2020: R$ 2,329)

14	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total
Cost
As of December 31, 2019	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899
Acquisitions	-	-	-	-	8,131	22,127	3	51,262	431	14,873	96,827
Disposals	-	-	-	-	(3)	(94)	-	(4,607)	-	-	(4,704)
Acquisitions through business combinations	477,584	-	115,172	29,775	14	5,103	121,053	13,102	3,122	-	764,925
Transfer	-	-	-	-	249	(231)	-	22,604	-	(22,622)	-
As of December 31, 2020	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947
Acquisitions (a)	-	-	-	-	7,914	43,569	101	75,516	985	23,233	151,318
Disposals	-	-	-	-	-	(9)	-	(252)	-	-	(261)
Acquisitions through business combinations	622,502	-	26,197	45,138	179	10,023	66,250	39,771	5,450	-	815,510
Finalization of price allocation (b)	(66,952)	-	-	-	-	-	-	-	-	-	(66,952)
Transfer	-	-	-	-	-	-	-	23,018	-	(23,018)	-
As of December 31, 2021	1,949,901	15,263	348,340	326,136	37,553	98,900	542,705	308,401	18,291	2,072	3,647,562

Amortization
As of December 31, 2019	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)
Amortization	-	(1,527)	(24,227)	(26,941)	(6,421)	(6,789)	(19,074)	(35,072)	(1,947)	-	(121,998)
Amortization of disposals	-	-	-	-	-	3	-	2,681	-	-	2,684
As of December 31, 2020	-	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	-	(198,310)
Amortization	-	(1,735)	(35,368)	(33,682)	(8,031)	(16,561)	(26,559)	(66,970)	(3,236)	-	(192,142)
Amortization of disposals	-	-	-	-	-	11	-	239	-	-	250
As of December 31, 2021	-	(8,553)	(73,605)	(82,857)	(26,134)	(26,291)	(53,874)	(112,895)	(5,993)	-	(390,202)

Net book value
As of December 31, 2019	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903
As of December 31, 2020	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637
As of December 31, 2021	1,949,901	6,710	274,735	243,279	11,419	72,609	488,831	195,506	12,298	2,072	3,257,360

(a)	The acquisitions of the period are mainly due to the development of educational content from the 2021 school year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects.

(b)	Refers to the Geekie and EI purchase price allocation adjustment made upon completion of the calculation of the fair value of intangible assets in accordance with the period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections used to define the purchase price allocation and recognized an adjustment in goodwill and accounts payable to selling shareholders to reflect the new information obtained.

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	2021	2020
Core	1,474,166	918,091
Supplemental	475,735	476,260
	1,949,901	1,394,351

Impairment test for goodwill

The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of cash generating unit, which is the same of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2021 was R$ 3,695,227 (R$ 2,372,829 in 2020), and the carrying amount was R$ 2,849,081. The value-in-use of the Supplemental operating segment for 2021 was R$ 1,758,097 (R$ 1,349,754 in 2020), and the carrying amount was R$ 853,142.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Budget period growth rate		Growth rate beyond budget period		Discount rate
	2021	2020	2021	2020	2021	2020
Core	13.8%	9.2%	3.3%	3.2%	11.7%	11.1%
Supplemental	16.4%	17.3%	3.3%	3.2%	12.9%	12.4%

Significant estimate: impact of possible changes in key assumptions

A decrease in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2021 to 79.2%, would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same analysis for the Supplemental operating segment, a decrease to 85.9% and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase to 11.1% in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2021, would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (12.4% instead of 12.9%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2021, 2020 and 2019.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2021, are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 to 5
Trademarks	10 to 20
Educational platform	3 to 10
Non-compete agreement	2 to 5

For the years 2021, 2020 and 2019 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

15	Loans and financing

	Interest rate	Maturity	December 31, 2021	December 31, 2020
Bank loan	100% CDI + 2.7% pa	December/2021	-	100,395
Bank loan	100% CDI + 2.7% pa	January/2022	201,990	200,788
Bank loan	8.1% pa	March/2022	310	1,500
Bank loan	8.2% pa	May/2022	-	8,373
Debentures (a)	100% CDI + 1.7% pa	August/2023	919,703	-
Bank loan (b)	3.7% pa	October/2023	62	-
Bank loan (c)	3.8% pa	October/2023	90	-
Bank loan	3.8% pa	November/2023	49	63
Bank loan (d)	USD + 2.4% pa	October/2024	61,649	-
Convertible notes (e)	8.0% pa	November/2028	647,474	-
			1,831,327	311,119
Current			228,448	107,706
Non-current			1,602,879	203,413

(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition and will be settled in a single installment on August 25, 2023. The debentures bear interest of 100% CDI + 1.7% per annum, which will accrue and will also be payable on August 25, 2023. The debentures are guaranteed by Arco Educação S. A.

(b)	Loan acquired by Me Salva!, the Company’s subsidiary, for working capital. The amount is being paid monthly until October 2023 and bears interest at the rate of 3.7% per annum.

(c)	Loan acquired by Eduqo, the Company’s subsidiary, for working capital. The amount is being paid monthly until October 2023 and bear interest at the rate of 3.8% per annum.

(d)	On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand, equivalent to R$ 60,000, with an interest rate of 2.452% per annum. Since the operation was contracted in U.S. dollars, the Company holds swap derivatives to protect its exposure to foreign currency risk, which changes the effective interest rate for this loan to 100% CDI + 1.7% per annum. The loan payments will be paid quarterly in 12 installments, until October 28, 2024.

(e)	On November 30, 2021, the Company issued convertible senior notes in the amount of US$ 150,000 with a value per share of $1.00, equivalent to R$ 825,285. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. While the interests are payable quarterly, the principal amount will be paid in a single installment at the mature date, both in cash in United States dollars equivalents to the amount in Brazilian reais at the payment date.

Each note can be converted at any time during the term of the contract, at the option of the holders, into Arco’s Class A common shares at the agreed conversion rate, which is equivalent to an initial price of US$ 29 per share. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of the total shares of Arco (on an as-converted basis for the convertible senior notes). See Note 16 for further information.

The holders also have the right to require the Company to repurchase for cash, on any date on or after November 15, 2026, all or portion of the holders’ notes, at a repurchase price that is equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interests.

The Company determined that the convertible senior notes have an embedded put option to repurchase the convertible notes for cash. It is an embedded derivative that is not closely related to the contract host debt instrument, because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option will be treated separately and classified as a derivative liability, see Note 16 for further information.

The host foreign currency debt will be measured subsequently at amortized cost, using the effective interest rate of 3.61% per annum, and thus is subject to foreign exchange changes.

The initial transaction costs that are directly attributable to the issuance of the convertible notes were measured at fair value together with the financial liability on initial measurement. The transaction cost totaled R$ 13,032, including legal counsels and advisors.

All financing arranged by Company is not subject to any financial covenants for the year ended December 31, 2021.

Set out below the movements during the year:

	2021	2020
Balance at beginning of the year	311,119	98,561
Additions	1,599,880	502,063
Loan cost	(21,582)	(3,629)
Business combination	210	8,836
Interest expense	57,245	19,862
Interest paid	(20,275)	(13,423)
Payment of loans and financing	(109,815)	(301,151)
Exchange rate variation	14,545	-
Balance at end of year	1,831,327	311,119

16	Derivative financial assets and liabilities

The breakdown of financial derivatives is as follows:

2021
Assets
Financial derivatives
Swap Geekie (a)	861
861
Current	301
Non-current	560

Liabilities	2021
Financial derivative
Put option (b)	223,561
223,561
Current	-
Non-current	223,561

(a)	On November 11, 2021, subsidiary Geekie entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the active end receives, on average, dollar plus 2.452% per annum and in the liability position it pays, on average, CDI plus 1.7% per annum with fair value receivable of R$861.

(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of December 31, 2021.

The Company recognized an initial put option of US$32,995 separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. Any adjustment to the fair value is recognized as finance income/costs in the statement of income (loss). See Note 15 for further information.

17	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2021	2020
Accounts payable to selling shareholders
Acquisition of International School (a)	379,501	354,950
Acquisition of NS Educação Ltda. (b)	6,126	5,724
Acquisition of Escola em Movimento (c)	-	1,024
Acquisition of Nave à Vela (d)	-	21,941
Acquisition of Positivo (e)	754,451	903,428
Acquisition of WPensar (f)	-	3,605
Acquisition of Studos (g)	5,472	11,349
Acquisition of EI (h)	234,493	363,502
Acquisition of Geekie (i)	224,759	120,992
Acquisition of Me Salva! (j)	21,880	-
Acquisition of Eduqo (k)	18,145	-
Acquisition of Edupass (l)	23,959	-
	1,668,786	1,786,515
Current	799,553	656,014
Non-current	869,233	1,130,501

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 28 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the year ended December 31, 2021 the Company recognized R$ 23,373 of interest. Based on the realized EBITDA for the 2019 and 2020 school years, the accounts payable increased by R$ 4,683 of adjustment during the year ended December 31, 2021.

(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted based on the Interbank certificates of deposit (CDI) interest rate.

(c)	The balance of December 31, 2020, was retained for any contingent liabilities that might arise. The amount was adjusted based on the Brazilian basic interest rate (SELIC).) and settled in 2021.

(d)	The balance at December 31, 2020 is related to the two tranches for the acquisition of the remaining 49% interest in Nave payable until February 2022. The Company paid the second tranche in February 2021 and on the same date, as agreed between the Company and the minority shareholders, the parties decided to accelerate the last payment. Therefore, on December 31, 2021, the Company has a 100% interest in Nave. During the year ended December 31, 2021, the Company recognized R$ 705 of interest.

(e)	The amount represents the remaining of the acquisition price and will be paid annually in November over 4 years (10% payable 2022 and 30% payable in 2023 and 2024). The payment is secured by a guarantee letter through a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the year ended December 31, 2021, the Company recognized R$ 33,969 of interest.

(f)	The amount represents 20% of the acquisition price and was retained for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount was updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the payment date, which occurred on December 31, 2021.

(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 8,2% for the last installment due in September 2022.

(h)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 13.4% (13.1% in 2020).

On May 14, 2021, the Company concluded the first stage of the Escola da Inteligência acquisition with the payment of R$ 88,000, which added to the R$ 200,000 paid in December 2020, relates to the 60% of interest in the acquired business.

The last installment is payable on May 31, 2023, for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the year ended December 31, 2021, the Company recognized R$ 31,215 of interest and the accounts payable decreased by R$3,473.

(i)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 13.7% (13.1% in 2020). The exercise price will be calculated for two different contents (“Geekie One” and “Geekie Others”) and is determined by the greater of:

Geekie One: 8 times Geekie’s ACV book value for 2022 less net debt, multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s ACV for 2022, less net debt, multiplied by the remaining interest of sellers. The amount is due on June 1, 2022.

Geekie Others: 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

During the year ended December 31, 2021, the Company recognized R$ 27,023 of interest and the accounts payable increased by R$ 80,744, mainly due to increase in expected ACV book value of Geekie One product for 2022, net of the variation of the net debt.

(j)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7%. The payment of the retained portion is in the amount of R$ 1,324 and will be made in 5 equal annual installments, commencing in June 2022. The payment of the second stage will be made in 2025 and the acquisition price of 40% is calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During year ended December 31, 2021, the Company recognized an interest expense of R$ 2,227 and the accounts payable decreased by R$ 3,867.

(k)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.3%. Payment of the outstanding installments in the amount of R$ 13,473 and the earn out of R$2,603 will be made in 2 equal annual installments, commencing in July 2022. The price adjustment of R$ 797 will be paid in a single installment in July 2022. During the year ended December 31, 2021, the Company recognized an interest expense of R$ 1,159 and the accounts payable increased by R$ 114.

(l)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 15.3%. The payment of the outstanding installments is in the amount of R$ 1,975 and will be made in 2 equal annual installments, commencing in September 2022, while the payment of the earn out will be made in 2024, in the amount of R$ 11,254. The earn out is calculated based on the estimated 2023 revenue.

18	Labor and social obligations

	2021	2020
Bonuses (a)	30,789	31,046
Payroll and social charges	96,343	53,462
Payroll accruals	24,225	25,582
Other labor	6,905	11,549
	158,262	121,639
Current	157,601	85,069
Non-current	661	36,570

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 24,184, R$ 18,989 and R$ 14,519 for the years ended December 31, 2021, 2020, and 2019, respectively.

(b)	Share-based compensation plan

Geekie Plan

Geekie has its own stock option plan that is granted to employees elected by Management and duly approved by the Board.

The first stock option plan was approved on December 19, 2017, with share-based compensation features to be settled in cash and not in equity. On November 27, 2020, the entity reassessed the fair value of the vested shares in the closing period and updated the liability against share-based compensation plan expenses, reducing the net assets acquired of the Geekie’s opening balance.

On December 1, 2020, after Geekie’s acquisition by Arco, the Company approved, new conditions for granting stock options in the total amount of 31,763 shares. The stock options are exercisable from the date of approval of the new grant agreement, with the vesting period on that date being considered fulfilled.

The new stock options plan is classified as cash settled since all Geekie’s employees have signed a mandatory contract to sell all the options to Arco at exercise date at the same price to be paid to non-controlling selling shareholders and liability is measured at fair value at the end of each reporting period until its effective settlement.

The exercise price of the options granted to all beneficiaries is R$ 82.91 as determined in the grant agreements. The beneficiary has the maximum period for exercising the options is up to March 31, 2022, under penalty of forfeiture.

The fair value of the plan is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest.

This payable amount was reclassified to current liabilities in 2021, since its due to 2022.

Although the valuation used in both calculations is the same, Arco recorded accounts payable to selling shareholders, and Geekie recorded stock options for employees who remained in the company after the acquisition without the possibility of liquidation in equity as labor and social obligations.

Restricted stock units

In 2019, the Company implemented a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platform Limited for employees of the Company's subsidiaries and members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, except for the members of the Board, whose shares are restricted for sale for one year after vesting.

The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance and performance as an employee, director, or director of any company in the business group from the grant date until vesting. If a participant leaves the group or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. The total amount will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements of outstanding shares from the grant date until December 31, 2021:

Number of restricted stock units
Outstanding at December 31, 2020	161,231
Granted (a)	251,555
Vested (b)	(177,331)
Restricted stocks units transferred	(92,561)
Effectively forfeited	(710)
Outstanding at December 31, 2021	142,184

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

(b)	Refers to the total number of shares whose vesting period was fulfilled as defined in the contract (anniversary date), but not yet transferred to the beneficiaries on December 31, 2021. Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

The total compensation expense for the year ended December 31, 2021, including taxes and social charges, was R$51,231, (R$33,160 of principal and R$18,071 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date (a)	Final vesting date	Vesting period (% per year)	Total shares granted	Total shares cancelled	Total shares vested (b)	Total shares outstanding	Average fair value at grant date	Unit value average
30/04/2019	28/09/2021	3 years (33.33%)	542,760	(76,277)	(466,483)	-	68,800	126.76
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	319	206.66
30/06/2019	30/06/2020	1 year (100%)	1,543	-	(1,543)	-	274	177.71
15/10/2019	28/09/2021	3 years (33.33%)	37,929	(7,683)	(30,245)	-	7,593	200.18
23/01/2020	28/09/2022	3 years (33.33%)	13,000	-	(9,783)	3,910	2,788	214.48
02/03/2020	28/09/2022	3 years (33.33%)	36,673	(1,442)	(26,774)	10,279	8,762	238.93
04/03/2020	28/09/2021	3 years (33.33%)	13,164	-	(13,164)	-	3,346	254.21
03/09/2020	28/09/2022	3 years (33.33%)	3,600	(1,687)	(1,913)	-	883	245.18
19/11/2020	30/06/2022	1 year (100%)	3,562	(984)	(2,030)	1,781	772	216.63
19/11/2020	30/06/2021	1 year (100%)	3,086	-	(3,086)	-	669	216.63
10/02/2021	31/03/2023	3 years (33.33%)	8,400	-	(5,126)	5,275	1,723	205.11
10/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	50,200	(1,145)	(17,360)	35,738	10,296	205.11
23/02/2021	30/06/2022	1 year (100%)	1,838	-	(1,162)	1,838	366	198.87
26/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	9,366	-	(3,069)	5,728	1,841	196.58
15/04/2021	30/06/2022	1 year (100%)	1,836	-	(1,082)	1,836	291	158.28
01/06/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	475	(74)	(140)	276	70	148.28
24/06/2021	31/12/2021	1 year (100%)	89,808	(548)	(89,530)	-	14,837	165.21
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	5,000	-	(1,246)	3,522	590	118.02
30/09/2021	28/09/2023	3 years (33.33%)	3,000	-	(1,251)	1,761	354	118.02
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	4,000	-	(997)	2,817	472	118.02
30/09/2021	31/03/2025	4 years (20%, 20%, 30%, 30%)	75,000	-	(6,796)	66,031	8,852	118.02
30/09/2021	31/12/2021	1 year (100%)	3,107	-	(3,031)	-	367	118.02
30/09/2021	30/06/2022	1 year (100%)	1,543	-	(520)	1,392	182	118.02
30/09/2021	30/09/2021	1 year (100%)	167	-	(167)	-	20	118.02
Total			910,600	(89,840)	(688,041)	142,184	134,467

(a)	The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

(b)	Includes the number of Restricted Shares pro rata in relation to the vesting period not yet fulfilled, based on the number of days the participant worked for the Company during such vesting period until the closing of these financial statements, whose Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

Matching program

On February 26, 2021, the Company’s Restricted Shares Plan Advisory Committee approved the Company’s first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by the Company’s board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely sell such shares.

All Class A shares, including the investment shares acquired by the participants of the Matching Program, vest over four years, on March 31 of each year.

As of December 31, 2021, the Company transferred 9,841 investment shares under the Matching Program with an average price of R$ 192.2.

19	Equity

a.	Share capital

As of December 31, 2021, Arco’s share capital is represented by 56,851,399 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 29,450,551 Class A common shares.

December 31, 2020 shares outstanding	57,587,563
Restricted Stock Units Transferred (Note 18.b)	17,878
Restricted Stock Unit withheld (a)	(4,042)
Cancellation of shares repurchased	(750,000)
December 31, 2021 shares outstanding	56,851,399

(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.	Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

On March 31, 2021, the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

The following table reflects the movements of treasury shares repurchased until December 31, 2021:

Number of restricted stock units
As at December 31, 2020	-
Repurchase	1,480,061
Transferred – RSU’s program	(124,745)
Cancelled	(750,000)
As at December 31, 2021	605,316

As of December 31, 2021, the Company has a total of 605,316 of treasury Class A common shares with an average price of US$ 22.4.

20	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2021			2020			2019
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
(Loss) profit attributable to equity holders of the parent	(70,929)	(87,154)	(158,083)	8,534	8,246	16,780	(4,379)	(5,052)	(9,431)
Weighted average number of common shares outstanding (thousand)	22,300	27,401	49,701	28,357	27,401	55,758	23,938	27,614	51,552
Effects of dilution from:
Share-based compensation plan (thousands)	142	-		161	-		337	-

Basic (loss) earnings per share - R$	(3,18)	(3,18)		0.30	0.30		(0.18)	(0.18)
Diluted (loss) earnings per share - R$	(3,18)	(3,18)		0.30	0.30		(0.18)	(0.18)

Diluted profit (loss) per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

21	Revenue

The Company’s net revenue is as follows:

	2021	2020	2019
Educational content	1,218,687	998,373	570,292
Other	17,237	4,534	2,820
Deductions:
Taxes	(3,850)	(1,197)	(275)
Net revenue	1,232,074	1,001,710	572,837

	2021			2020			2019
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	931,187	283,650	1,214,837	839,383	157,793	997,176	433,326	136,853	570,179
Other	4,812	12,425	17,237	1,762	2,772	4,534	46	2,612	2,658
Total net revenue from contracts with customers	935,999	296,075	1,232,074	841,145	160,565	1,001,710	433,372	139,465	572,837

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 26,610, R$ 34,684 and R$ 17,392 for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenue Indirect tax benefits

According to Brazilian tax laws, the Company is subject to the taxation, with a zero tax rate, of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

22	Expenses by nature

	2021	2020	2019
Educational content material	(118,812)	(122,401)	(61,953)
Operations personnel	(39,358)	(24,731)	(12,500)
Inventory reserves	(26,778)	(7,453)	(8,476)
Freight	(24,831)	(16,452)	(14,569)
Depreciation and amortization	(55,873)	(35,007)	(15,311)
Other	(28,755)	(15,086)	(4,449)
Cost of sales	(294,407)	(221,130)	(117,258)

Sales personnel	(210,055)	(167,300)	(87,352)
Depreciation and amortization	(99,459)	(77,343)	(23,573)
Sales & marketing	(46,795)	(24,104)	(31,208)
Customer support	(89,200)	(53,893)	(30,755)
Allowance for doubtful accounts	(26,610)	(34,684)	(17,392)
Real estate rentals	(820)	(965)	(1,728)
Other	(23,359)	(13,980)	(7,772)
Selling expenses	(496,298)	(372,269)	(199,780)

Corporate personnel	(96,626)	(74,437)	(53,443)
Third party services	(78,530)	(80,254)	(43,415)
Real estate rents	(1,802)	(1,623)	(2,613)
Travel expenses	(1,541)	(2,233)	(3,439)
Tax expenses	(7,324)	(7,341)	(2,331)
Software licenses	(7,411)	(5,909)	(1,487)
Share-based compensation plan	(88,198)	(69,846)	(66,978)
Depreciation and amortization	(39,553)	(15,105)	(9,430)
Other	(7,658)	(13,810)	(8,302)
General and administrative expenses	(328,643)	(270,558)	(191,438)

Total	(1,119,348)	(863,957)	(508,476)

The increase in expenses for the year ended December 31, 2021, compared to the previous year, is mainly due to inclusion of the companies as mentioned in Note 4.

In addition, during the year ended December 31, 2021, the companies acquired last year contributed with R$ 39,172 (2020: R$ 8,004) of cost of sales and with R$ 114,343 (2020: R$ 27,135) of expenses. In the same period, the companies acquired in 2021 contributed with R$ 20,945 of cost of sales and with R$ 22,258 of expenses.

23	Finance result

	2021	2020	2019
Income from financial investments	43,845	2,263	18,443
Changes in fair value of financial investments (a)	13	17,111	28,886
Changes in fair value of financial derivatives (b)	1,699	16,147	18,599
Foreign exchange gains	20,551	1,930	1,745
Changes in accounts payable to selling shareholders (Note 17)	18,357	-	-
Interest income	4,656	4,721	1,042
Other	2,091	3,039	3,332
Finance income	91,212	45,211	72,047

Changes in fair value of financial derivatives (b)	(38,990)	(15,585)	(18,126)
Changes in accounts payable to selling shareholders (Note 17)	(106,177)	(20,330)	(89,403)
Interest in acquisition of investments (c)	(121,611)	(68,379)	(42,206)
Bank fees	(8,647)	(4,937)	(2,990)
Foreign exchange loss	(22,323)	(1,742)	(2,300)
Interest in lease liabilities	(4,795)	(3,036)	(1,489)
Interest on loans and financing	(57,245)	(19,862)	(1,002)
Other	(12,298)	(8,142)	(13,339)
Finance costs	(372,086)	(142,013)	(170,855)

Finance result	(280,874)	(96,802)	(98,808)

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Amount related to changes in the fair value of the put and call options from business acquisitions and investments in associates and joint ventures, put option to convert senior notes and change in the fair value of swap derivatives. See Note 26 for further information.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24	Income taxes

(a) Reconciliation of income taxes expense

	2021	2020	2019
(Loss) profit before income taxes	(173,657)	39,102	(42,534)
Combined statutory income taxes rate - % (a)	34%	34%	34%

Expected income tax benefit (expense) at statutory rates	59,043	(13,295)	14,462
Reconciliation adjustments:
Share of profit (loss) of equity-accounted investees (b)	(7,542)	139	(612)
Effect of presumed profit of subsidiaries (c)	3,266	9,552	18,593
Permanent differences (d)	(22,648)	(7,427)	(1,714)
Stock option (e)	(12,569)	(6,986)	-
Other additions (exclusions), net	(3,976)	(4,305)	2,374
	15,574	(22,322)	33,103

Current	(65,609)	(87,379)	(46,850)
Deferred	81,183	65,057	79,953
Income taxes benefit (expense)	15,574	(22,322)	33,103

Effective rate	9.0%	57.1%	77.8%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2019	Profit or loss	Business combination	2020	Profit or loss	Business combination	2021
Deferred tax assets
Tax losses carryforward	16,283	48,481	-	64,764	39,565	-	104,329
Temporary differences
Financial instruments from acquisition of interests	106,729	10,664	-	117,393	57,198	-	174,591
Other temporary differences	29,325	2,392	15,098	46,815	14,917	3,137	64,869
Share base compensation	7,960	(1,487)	-	6,473	3,904	-	10,377
Tax benefit from tax deductible goodwill	14,888	(3,341)	-	11,547	(3,515)	-	8,032
Amortization of intangible assets	6,673	10,148	-	16,821	5,340	-	22,161
Total deferred tax assets	181,858	66,857	15,098	263,813	117,409	3,137	384,359
Deferred tax liabilities
Financial instruments from acquisition of interests	(23,873)	14,642	-	(9,231)	-	-	(9,231)
Tax benefit from tax deductible goodwill	-	(15,678)	-	(15,678)	(38,219)	-	(53,897)
Other temporary differences	(1,237)	(764)	-	(2,001)	1,993	-	(8)
Total deferred tax liabilities	(25,110)	(1,800)	-	(26,910)	(36,226)	-	(63,136)
Deferred tax assets (liabilities), net	156,748	65,057	15,098	236,903	81,183	3,137	321,223

Deferred tax assets	156,748			236,903			321,223
Deferred tax liabilities	-			-			-

As of December 31, 2021, the Company had unrecognized deferred income tax assets in the amount of R$ 4,387 (2020: R$ 1,489) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

25	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with private schools as of December 31, 2021, none of the customers individually represented more than 5% of total revenue.

	2021
	Core	Supplemental	Total
Net revenue	935,999	296,075	1,232,074
Cost of sales	(228,474)	(65,933)	(294,407)
Gross profit	707,525	230,142	937,667
Selling expenses	(396,369)	(99,929)	(496,298)
Segment profit	311,156	130,213	441,369
General and administrative expenses	-	-	(328,643)
Other income (expenses), net	-	-	16,673
Operating profit	-	-	129,399
Finance income	-	-	91,212
Finance costs	-	-	(372,086)
Share of loss of equity-accounted investees	-	-	(22,182)
Loss before income taxes	-	-	(173,657)
Income taxes benefit	-	-	15,574
Net loss for the year	-	-	(158,083)

Other disclosures
Depreciation and amortization	177,564	17,321	194,885
Investments in associates and joint ventures	126,873	-	126,873
Capital expenditures	186,846	24,550	211,396

	2020
	Core	Supplemental	Total
Net revenue	841,145	160,565	1,001,710
Cost of sales	(190,893)	(30,237)	(221,130)
Gross profit	650,252	130,328	780,580
Selling expenses	(309,816)	(62,453)	(372,269)
Segment profit	340,436	67,875	408,311
General and administrative expenses	-	-	(270,558)
Other income (expenses), net	-	-	(2,258)
Operating profit	-	-	135,495
Finance income	-	-	45,211
Finance costs	-	-	(142,013)
Share of loss of equity-accounted investees	-	-	409
Profit before income taxes	-	-	39,102
Income taxes expense	-	-	(22,322)
Net profit for the year	-	-	16,780

Other disclosures
Depreciation and amortization	118,416	9,039	127,455
Investments in associates and joint ventures	9,654	-	9,654
Capital expenditures	95,672	11,977	107,649

	2019
	Core	Supplemental	Total
Net revenue	433,372	139,465	572,837
Cost of sales	(97,513)	(19,745)	(117,258)
Gross profit	335,859	119,720	455,579
Selling expenses	-	-	(199,780)
General and administrative expenses	-	-	(191,438)
Other income (expenses), net	-	-	(6,287)
Operating profit	-	-	58,074
Finance income	-	-	72,047
Finance costs	-	-	(170,855)
Share of loss of equity-accounted investees	-	-	(1,800)
Loss before income taxes	-	-	(42,534)
Income taxes benefit	-	-	33,103
Net loss for the year	-	-	(9,431)

Other disclosures
Depreciation and amortization	43,854	4,460	48,314
Investments in associates and joint ventures	48,574	-	48,574
Capital expenditures	45,851	8,242	54,093

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2021, 2020 and 2019.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit or loss excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

As of December 31, 2020
Total assets	4,342,905	253,480	4,596,385	(20,105)	4,576,280
Total liabilities	2,316,545	78,956	2,395,501	(20,105)	2,375,396

26	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2021
Cash and cash equivalents	-	211,143	211,143
Financial investments	-	1,014,056	1,014,056
Trade receivables	-	593,263	593,263
Derivative financial assets	861	-	861
Related parties	-	11,390	11,390
Investments and interests in other entities	9,803	-	9,803
Other assets (Instituto Arco)	-	1,373	1,373
	10,664	1,831,225	1,841,889

	Assets at FVPL	Assets at amortized cost	Total
December 31, 2020
Cash and cash equivalents	-	424,410	424,410
Financial investments	17,645	705,349	722,994
Trade receivables	-	415,282	415,282
Related parties	-	20,478	20,478
Other assets	9,654	-	9,654
	27,299	1,565,519	1,592,818

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2021
Trade payables	-	103,292	103,292
Derivative financial liabilities	223,561	-	223,561
Accounts payable to selling shareholders (a)	867,264	801,522	1,668,786
Leases liabilities	-	43,118	43,118
Loans and financing	-	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084
December 31, 2020
Trade payables	-	40,925	40,925
Accounts payable to selling shareholders (a)	861,385	925,130	1,786,515
Leases liabilities	-	35,220	35,220
Loans and financing	-	311,119	311,119
	861,385	1,312,394	2,173,779

(a)	The Company measures at fair value through profit or loss the contingent consideration arising from business combinations in accordance with IFRS 3.

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

Until December 31, 2020, the Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 82.9% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. This investment was settled in 2021 and no other financial investment was recognized at fair value through profit or loss. See Note 6 for more details on the financial investments.

Derivative assets and liabilities

The Company maintains put options from investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of and for the years ended December 31, 2021, 2020 and 2019 none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss (gain of 861, gain of R$ 562 and gain of R$ 473 for the years ended in December 31, 2021, 2020 and 2019, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2021	2020
Financial assets
Financial investments	Level 2	-	17,645
Derivative financial assets	Level 2	861	-
Investments at fair value	Level 1	9,803	9,654

Financial liabilities
Derivative financial iliabilities	Level 3	223,561	-
Accounts payable to selling shareholders	Level 3	867,264	861,385

As of December 31, 2021, and 2020, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements’ periods presented herein.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2021, 2020 and 2019

Recurring fair value measurements	Financial instruments assets	Financial instruments liabilities	Accounts payable to selling shareholders
Balance as of December 31, 2018	26,630	(25,097)	(174,410)
Acquisition of Nave à Vela	-	-	(58,194)
Payment of acquisition of Nave à Vela	-	-	21,098
Changes in accounts payable to selling shareholders	-	-	(89,403)
Interest expense	-	-	(35,127)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Fair value held in step acquisitions	-	-	7,368
Gains (loss) recognized in statement of income	9,316	(8,897)	-
Balance as of December 31, 2019	35,946	(33,940)	(328,668)
Acquisitions	-	-	(478,209)
Payment	-	-	9,520
Changes in accounts payable to selling shareholders	-	-	(20,314)
Interest expense	-	-	(43,714)
Gains (loss) recognized in statement of income	(35,946)	33,940	-
Balance as of December 31, 2020	-	-	(861,385)
Acquisitions	-	-	(33,411)
Derivative liabilities	-	(185,409)	-
Payment	-	-	119,950
Changes in accounts payable to selling shareholders	-	-	(87,706)
Changes in fair value of derivatives	-	(38,152)	-
Interest expense	-	-	(71,664)
Finalization of price allocation (Note 14.b)	-	-	66,952
Balance as of December 31, 2021	-	(223,561)	(867,264)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2021, 2020 and 2019, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets and liabilities independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

27	Risk

(a)	Financial risk management

The Company monitors market, credit, and operational risks in line with the objectives in capital management and counts with the support, monitoring, and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2021.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2021, 2020 and 2019.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2021 and 2020, was as follows:

	2021	2020
Cash and cash equivalents (Note 5)	154	28,327
Financial investments	-	542
Loans and financing	(654,864)	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2021, consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of December 31, 2021 of R$ 5.5799 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 6.1379; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 5.0219.

The table below set forth the sensitivity analysis as of December 31, 2021, for cash and cash equivalents and financial investments of US$ 28 thousand and for US$ 117,361 thousand of convertible notes, both denominated in U.S. dollar:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.5799	Exchange rate: R$ 6.1379	Exchange rate: R$ 5.0219
Finance income (costs)	-	R$ (65,472)	R$ 65,472

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve its goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations, acquisition of interest in other entities and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

December 31, 2021	Less than 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Trade payables	103,292	-	-	-	-	-	-	103,292
Lease liabilities	6,018	14,104	16,972	4,620	1,005	349	50	43,118
Loans and financing	213,214	15,234	941,568	19,324	-	-	641,987	1,831,327
Derivative financial liabilities	-	-	-	-	-	-	223,561	223,561
Accounts payable to selling shareholders	379,501	420,052	540,470	307,836	20,690	237	-	1,668,786
	702,025	449,390	1,499,010	331,780	21,695	586	865,598	3,870,084

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments, related parties, accounts payable to selling shareholders and loans and financing.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2021, the CDI rate was 12.36%.

As of December 31, 2021, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

December 31, 2021	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	210,989	2,608	(2,608)
Financial investments	1,014,056	12,534	(12,534)
Accounts payable to selling shareholders	801,522	9,907	(9,907)
Related parties	11,390	141	(141)
Loans and financing	1,176,463	14,570	(14,570)

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 26. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes.

Changes in liabilities arising from financing activities

	December 31, 2018	Change in accounting practice	As of January 1, 2019	Cash flows	Other	December 31, 2019	Cash flows	Other	December 31, 2020	Cash flows	Other	December 31, 2021
Leases	-	20,089	20,089	(5,259)	11,027	25,857	(10,610)	19,973	35,220	(19,023)	26,921	43,118
Loans and financing	-	-	-	97,011	1,550	98,561	183,860	28,698	311,119	1,448,208	72,000	1,831,327
Total	-	20,089	20,089	91,752	12,577	124,418	173,250	48,671	346,339	1,429,185	98,921	1,874,445

28	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2019	-	122	129	251
Additions	564	108	137	809
Business combination	-	-	599	599
Reversals	(99)	(178)	(16)	(293)
Balance at December 31, 2020	465	52	849	1,366
Additions	262	720	274	1,256
Business combination	-	4	-	4
Reversals	(393)	(479)	(356)	(1,228)
Balance at December 31, 2021	334	297	767	1,398

As of December 31, 2021, the Company was party to lawsuits classified as possible losses totaling R$ 9,004 (2020: R$ 7,863), as shown below:

	2021	2020
Civil (a)	7,032	6,367
Labor (b)	1,972	1,496
Total	9,004	7,863

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others;

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The decision is under the ongoing review of financial and legal advisors of the Company and its amount calculated will be further discussed in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

In light of the arbitration proceeding and based on IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered the amount due for the purchase price under the Investment Agreement payable to the non-controlling shareholder. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized numbers, the liability increased by R$ 4,683 in 2021 and was recorded as financial expense as described in Note 17.a). During the twelve-month period ended December 31, 2021, the Company recognized R$ 23,373 of interest related to the liability.

29	Transactions not involving cash

During the years ended December 31, 2021, 2020 and 2019, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2021	2020	2019
Tax benefit from tax deductible goodwill	-	-	(46,314)
Investing - financial derivatives	-	-	14,597
Business combinations - financial derivatives	-	-	38,924
Lease (Note 13)	22,346	14,471	1,251
Forward contract (Note 4)	51,501	406,635	29,728
Retained payments from business combination (Note 4)	1,324	14,821	874,440
Capital contribution (Note 4)	10,000	-	-
Price adjustment from business combination (Note 4)	(7,400)	4,620	-
Acquisition from business combination (Note 4)	36,172	22,857	39,419

30	Subsequent events

Acquisition of PGS and Mentes do Amanhã

On February 3, 2022, Arco concluded the acquisition of following solutions from Pearson Education do Brasil Ltda.:

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consists of: (i) R$ 15,000 paid in February 2022; and (ii) 1,5 x net revenue from sales until March 2022, which will be settled until April 2022.

This transaction broadens Arco’s supplemental market presence by adding high-quality solutions with pricing complementary to its portfolio. Arco believes in the large potential for English as a Second Language and in the favorable market trends for 21st century skills. An even stronger portfolio better positions Arco to capture this demand outside Arco’s school base.

Loan liquidation

On January 03, 2022, the Company paid in full a loan agreement through one of its subsidiaries Arco Educação, in the amount of R$ 201,883.

Shares repurchase

From January 1st, 2022, until March 31, 2022, the Company purchased an aggregate amount of 338,718 Class A common shares for a total of approximately US$ 6.6 million. This repurchase was made in accordance with the Repurchase Program mentioned in Note 19.

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